May 10, 2011	News Release 11-14

SILVER STANDARD REPORTS FIRST QUARTER 2011 RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) is pleased to report the Company’s unaudited financial and operating results for the quarter ended March 31, 2011. The Company produced 1.7 million ounces of silver and 3.2 million pounds of zinc, and generated revenue of $60.1 million during the first quarter 2011.

“We are focused on Pirquitas operating as a mine with predictable and improving performance,” said John Smith, President and CEO of Silver Standard. “We are making progress, our crushing circuit has been installed on budget and on schedule and the mill is operating at design.”

First Quarter 2011 Highlights
(All figures are in U.S. dollars unless otherwise noted.)

•	Produced 1.7 million ounces of silver at an average cash production cost (net of by product zinc credits) of $10.93 per ounce.

•	Zinc production exceeded forecast at 3.2 million pounds.

•	Sold a record 2.1 million ounces of silver at a realized average price of $31.10 generating revenue of $60.1 million. This revenue included our first zinc concentrate sale of 4.6 million pounds.

•	Generated net earnings of $9.9 million or $0.12 per share.

•	Generated operating cash flows of $21.8 million or $0.27 per share.

•	Realized $17.1 million of net cash proceeds from the partial exercise by the underwriters of the overallotment option granted in conjunction with the initial public offering of Pretium Resources Inc.

•	Announced entering into an agreement to 100% consolidate our ownership interest in the high-grade gold and silver San Luis project in Peru.

•	Commissioned, on budget and on schedule, the tertiary crushing circuit at Pirquitas. Estimated crushing capacity is forecast to exceed 5,000 tonnes per day.

•	Appointed Joe Phillips, Senior Vice President, Operations and Development. Additional appointments include Bruce Kennedy, General Manager, Pirquitas and James Moore, General Manager, San Luis.

•	Subsequent to the quarter, realized C$115 million of gross cash proceeds from the sale of 11.5 million units in Pretium Resources Inc.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics (1)

		Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Total Material Mined	Kt	4,172	4,360	3,920	3,900	3,876
Ore Processed	Kt	308	313	320	346	276
Silver Grade	g/tonne	233	267	283	240	129
Recoveries	%	73.6	76.3	66.3	63.7	53.2
Silver Produced	‘000 oz.	1,697	2,067	1,933	1,692	609
Cash Production Cost	US$/oz.	$10.93	$9.47	$10.42	$11.27	$29.32
Cash Operating Cost	US$/oz.	$23.23	$16.07	$16.94	$14.98	$36.61

(1) Cash production cost per ounce and cash operating cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the MD&A for the quarter ended March 31, 2011 and year ended December 31, 2010.

The Pirquitas mine produced 1.7 million ounces of silver during the first quarter of 2011 compared with 2.1 million ounces in the fourth quarter of 2010 and 0.6 million ounces of silver in the first quarter of 2010. Production levels significantly exceeded the first quarter of 2010 due to the ramping up of production throughout 2010 to design levels. In the first quarter of 2011, commissioning of a tertiary crushing circuit and the implementation of crushing circuit de-bottlenecking initiatives increased capacity to greater than 5,000 tonnes per day. These activities lead to planned plant downtime and, therefore, lower silver production compared to the fourth quarter of 2010.

During the first quarter of 2011, 307,745 tonnes of ore were processed at an average milling rate of 3,419 tonnes per day, compared to 313,051 tonnes at an average of 3,440 tonnes per day achieved in the fourth quarter of 2010 and 276,375 tonnes at an average milling rate of 3,070 tonnes per day in the first quarter of 2010.

The Pirquitas mine has been processing sulphide ores since the third quarter of 2010. The metallurgical response to the sulphide ore has been in line with expectations and overall silver recovery rates are approaching feasibility study expectations. The ore contained silver head grades of 233 grams per tonne and achieved recoveries of 74%, compared to silver head grades of 267 grams per tonne and achieved recoveries of 76% in the fourth quarter of 2010 and the transitional ore which contained silver head grades of 129 grams per tonne and achieved recoveries of 53% in the first quarter of 2010. Silver grades were lower in the first quarter 2011 compared with the fourth quarter 2010 due to abnormal rainfall that prevented accessing areas of the pit outlined for mining. Silver recovery was down slightly in the first quarter 2011 due to lower silver grade and decreased throughput.

The zinc flotation circuit was re-commissioned during the fourth quarter of 2010, and as a result separate silver and zinc concentrates are now being produced, with the first sales of zinc concentrate occurring in January 2011. Zinc production totaled 3.2 million pounds in the first quarter of 2011 and was higher than forecast due to better than expected metallurgical performance. Zinc sales totaled 4.5 million pounds, including zinc inventory produced in the fourth quarter of 2010 and the first quarter of 2011.

Test work of the tin circuit is underway at a number of laboratories globally, with the objective to improve the tin recovery while maintaining a good final concentrate tin grade. Preliminary results of this test work are expected later in 2011.

Cash production costs in the first quarter were $10.93 per ounce compared to $9.47 per ounce in the fourth quarter of 2010 and $29.32 per ounce in the first quarter of 2010. This was driven by lower silver production in 2011 compared to the fourth quarter of 2010, but significantly higher production than the first quarter of 2010. Cash operating costs, which include treatment and refining costs, royalties and production taxes, were $23.23 per ounce compared to $16.07 per ounce in the fourth quarter of 2010 and $36.61 per ounce in the first quarter of 2010. The increased costs are a function of the higher sales price in the first quarter of 2011 resulting in increased third party charges. These costs include treatment and refining charges which are recorded for the actual ounces sold during the quarter, consequently on a per ounce basis, the variability from quarter to quarter is partially due to the difference between production and sale volumes.

Total production costs, including depreciation and amortization, were $27.52 per ounce in the first quarter of 2011 compared to $18.82 in the fourth quarter of 2010 and $47.69 in the first quarter of 2010. The high depreciation per unit in the first quarter of 2010 is again representative of the units produced in the period because depletion and depreciation is largely a fixed cost.

Financial Results

Our financial results are now reported under International Financial Reporting Standards (“IFRS”) and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the unaudited March 31, 2011, financial statements for a detailed description of our accounting policies under IFRS and Note 25 for disclosures and reconciliation of the impact of IFRS on previously reported results.

Mine Operations

During the first quarter 2011 the Company recorded revenues from the Pirquitas mine of $60.1 million from the sale of 2.1 million ounces of silver with a realized price of $31.10 per ounce. This is compared with the first quarter of 2010 which recorded revenues of $11.5 million from the sale of 0.9 million ounces of silver with a realized price of $17.43 per ounce.

Cost of sales for the first quarter 2011 was $32.2 million compared to $28.1 million in the first quarter of 2010, which resulted in earnings from mine operations of $27.9 million in the first quarter of 2011 compared to a loss of $16.6 million in the first quarter of 2010.

Net Earnings

Net earnings for the three months ended March 31, 2011, were $9.9 million ($0.12 per share) compared to a net loss of $3.4 million ($0.04 per share) in the first quarter of 2010.

Liquidity

At March 31, 2011, the Company held $260.7 million (December 31, 2010 - $232.3 million) in cash and cash equivalents and $33.0 million (December 31, 2010 - $33.5 million) in marketable securities.

Selected Financial Data
(US$000’s, except per share amounts)

This comparison is now reporting under International Financial Reporting Standards (“IFRS”) and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the unaudited March 31, 2011 financial statements for a detailed description of our accounting policies under IFRS and Note 25 for disclosures and reconciliation of the impact of IFRS on previously reported results.

This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the audited consolidated operating results and financial condition of the company for the three months ended March 31, 2011.

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2011	2010
Earnings (loss) from mine operations	27,859	(16,594)
Earnings (loss) from operations	20,440	(23,791)
Net earnings (loss) for the period	9,943	(3,376)
Basic earnings (loss) per share	0.12	(0.04)
Cash generated (used) in operating activities	21,759	(16,198)
Cash generated by financing activities	6,729	108,357
Cash generated by (used in) investing activities	(66)	(15,823)

Financial Position	March 31, 2011	March 31, 2010
Cash and cash equivalents	260,733	102,995
Current assets – total	384,492	156,031
Current liabilities – total	48,728	38,590
Working capital	335,764	117,441
Total assets	1,178,644	721,795

Principal Projects

San Luis, Peru

A total of $1.1 million was spent at the San Luis Joint Venture project in Peru during the quarter compared to $3.1 million in the first quarter of 2010. The feasibility study on placing the project into production was completed in 2010.

With the completion of the feasibility study, we had vested a 70% interest in the San Luis Joint Venture. On February 28, 2011 the Company reached an agreement to acquire the remaining interest in the San Luis project from our joint venture partner Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition the Company will own 100% of the project.

Under the terms of the agreement the consideration will be C$17 million in cash, the transfer to Esperanza of the 6.459 million shares of Esperanza that the Company owns, and the grant to Esperanza of a 1% net smelter return royalty on future revenues.

During the period, we continued to negotiate long-term land access agreements.

Pitarrilla, Mexico

A total of $7.6 million was spent in the first quarter of 2011 at the wholly-owned Pitarrilla project located in Durango, Mexico compared to $1.8 million in the same period in 2010. The main expense during the three months ended March 31, 2011 was the purchase of two near-new condition ball mills, which are being considered as an integral part of the future plant.

During the quarter, a program was designed and initiated to re-evaluate the resources of oxidized silver mineralization at the Pitarrilla project, which are distributed between five separate potentially open-pittable zones.

The objective of this work program is to determine whether a staged approach to mine development is feasible at the Pitarrilla project, where an open-pit operation might precede the underground mining of sulphide resources at Breccia Ridge.

Nazas, Mexico

A total of $0.8 million was spent during the period at our 100% owned Nazas property, compared to $0.3 million during the corresponding period in 2010. The Nazas property, which covers approximately 236 square kilometers, is centered about 20 kilometers east of the Pitarrilla project and covers an extensive system of epithermal veins and related hydrothermal alteration where numerous gold and silver geochemical anomalies have been identified. The northern claims of the Nazas property were acquired in 2010 and exploration work was initiated in the second half of 2010, involving geological mapping, rock sampling and a comprehensive program of geophysical surveying with four different survey methods being performed. The geophysical surveying continued through the first quarter of 2011 and a diamond drill program, with a minimum of 7,500 meters, will start in the next quarter. The target at the Nazas property is a system of ‘Fresnillo-type’ silver-rich polymetallic veins.

Diablillos, Argentina

A total of $0.5 million was spent at the wholly-owned Diablillos silver-gold project located 275 kilometers south of the Pirquitas mine in northwestern Argentina, compared to $0.3 million in the first quarter of 2010.

These expenditures were primarily on engineering and metallurgical studies done as part of a preliminary economic assessment (“PEA”) which is expected to be completed in the first half of 2011. The PEA will evaluate open pit mining with a conventional milling operation and heap-leach processing of some portion of the deposit.

A small exploration program was also conducted at the Diablillos project during the quarter. This work involved following up on gold anomalies defined by geochemical sampling done by previous owners.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s First Quarter 2011 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.

•	Conference Call and Webcast: Wednesday, May 11, 2011, at 11:00 a.m. Eastern Time.

Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

•	The call will be archived and available at www.silverstandard.com after May 11, 2011. Audio replay will be available for one week by calling:

Toll-free in North America:	(800) 642-1687, replay conference ID 63416476
All other callers:	(706) 645-9291, replay conference ID 63416476

SOURCE: Silver Standard Resources Inc.

Contact:

W. John DeCooman Jr., Vice President, Business Development
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production and recoveries of silver, tin and zinc, timing of processing of sulphide ore, anticipated revenues, cash and operating costs per silver ounce, estimated costs of mining, milling and administration, operations of the tin circuit, all relating to the Pirquitas Mine, timing to complete feasibility studies and assessments of principal projects, statements concerning mineral reserves and resource estimates, and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.